July 13, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Attn:	Jay Mumford

Asia Timmons-Pierce

Re:	Stevanato Group S.p.A.

Registration Statement on Form F-1

File No. 333-257204

Ladies and Gentlemen:

Stevanato Group S.p.A., a company organized under the laws of the Republic of Italy (the “Company”), hereby requests, pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form F-1 (File No. 333-257204) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Daylight Time, on July 15, 2021, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Lorenzo Corte of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, the Company’s counsel, at +44 20-7519-7000 and that such effectiveness also be confirmed in writing.

Very truly yours,

Stevanato Group S.p.A.

/s/ Marco Dal Lago
Name:	Marco Dal Lago
Title:	Chief Financial Officer

cc:	Lorenzo Corte, Sandro de Bernardini, Skadden, Arps, Slate, Meagher & Flom (UK) LLP

M. Ryan Benedict, Gregory P. Rodgers, Latham & Watkins LLP